February 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp
Shannon Menjivar
Stacie Gorman
Pam Long

Re:	CaliberCos Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-267657 (the “Registration Statement”) WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

Reference is made to our letter, filed as correspondence via EDGAR on February 9, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Monday, February 13, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at that date and time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) if you have any questions in this regard. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representatives of the underwriters

Revere Securities, LLC

By:	/s/ Arthur DeFilippo
Name:	Arthur DeFilippo
Title:	Managing Director

Spartan Capital Securities LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head Managing Director, Investment Banking